August 6, 2020

U.S. Securities and Exchange Commission
Division of Investment Management, Disclosure Review Office

100 F Street N.E.
Washington DC 20549
Phone | 202.551.6769

Attention: Deborah O’Neal

RE:	360 Funds (the “Trust”) – Response to SEC Comments with regard to 360 Funds Reorganization of the Timber Point Alternatives Fund into the Timber Point Global Allocations Fund Filed on Form N-14 (the “Proxy Statement/Prospectus”)

Dear Ms. O’Neal:

On July 2, 2020, the Trust filed with the Securities and Exchange Commission (the “Commission”) the above-referenced Proxy Statement/Prospectus. On August 3, 2020 you and Mr. David Manion provided verbal comments to me relating to the Proxy Statement/Prospectus. This letter responds to those comments. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment. Contemporaneously, with this letter, which I am submitting to you in a correspondence filing, the Trust is preparing to file an amendment to the Proxy Statement/Prospectus electronically on EDGAR to address such comments.

Comments and Corresponding Responses

1.	Comment: Add the web address where shareholders can view/download the Proxy Statement/Prospectus.

Response: The Registrant has added the following disclosure to the Notice of the Special Meeting.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SPECIAL MEETING TO BE HELD ON AUGUST 21, 2020: This Notice, Proxy Statement and the Funds’ most recent Annual Report to shareholders are available on the internet at https://vote.proxyonline.com/tp/docs/alternatives2020.pdf.

2.	Comment: Consider adding risk information to the Principal Risks section of the Proxy Statement/Prospectus as it relates to COVID-19 and the potential impact it is having the Funds.

Response: The Registrant has added the following risk disclosure to the Principal Risks discussion in the Proxy Statement/Prospectus.

Market Turbulence Resulting from COVID-19 – An outbreak of an infectious respiratory illness caused by a novel coronavirus known as COVID-19 has negatively affected the worldwide economy, as well as the economies of individual countries, the financial health of individual companies and the market in general in significant and unforeseen ways. The future impact of COVID-19 is currently unknown, and it may exacerbate other risks that apply to the Fund. Any such impact could adversely affect the Fund’s performance, the performance of the securities in which the Fund invests and may lead to losses on your investment in the Fund.

Ms..O’Neal

U.S. Securities and Exchange Commission

August 6, 2020

3.	Comment: Confirm that the expenses associated with the reorganization are being paid by Timber Point Capital Management, LLC (“Timber Point”), the investment adviser to the Funds, and are not available for recoupment by Timber Point following the reorganization.

Response: Timber Point has agreed to pay the expenses associated with the reorganization and has further agreed not to seek recoupment from the Funds.

4.	Comment: Clarify the Fund’s name in footnote 6 to the Fee and Expenses table.

Response: The Registrant clarified that footnote 6 applies to the Timber Point Global Allocations Fund (the “Global Fund”).

5.	Comment: Consider adding information on the percentage of each Fund’s portfolio that is invested in foreign securities to give shareholders an understanding of how foreign securities are currently being invested in by the respective Funds. Also, consider moving foreign investment risk up towards the top of the chart listing the Global Fund’s principal risks.

Response: The Registrant has added the italicized sentence to the section summarizing the differences to the Funds’ investment strategies. In addition, the Registrant moved Foreign (Non-U.S.) Securities Risk and Emerging Markets Risk to the fourth and fifth risk, respectively, in the principal risks table.

Differences. One of the main differences between the Funds is the Global Fund normally invests 40% to 70% of its portfolio in foreign securities while the Alternatives Fund reserves the right to invest in foreign securities but it does not commit to a certain level of exposure to such securities. As of March 31, 2020, the Global Fund had approximately 15% of its portfolio invested in foreign securities while the Alternatives Fund had 1% of its assets invested in foreign securities. Foreign holdings in the Global Fund were lower than normal as of 3/31/2020 as a result of the global market turmoil and more attractive investment opportunities in the US markets. Another difference in the Funds is that the Alternatives Fund tends to allocate its investments among multiple alternative investment styles, which are generally considered to be investments that exhibit low volatility and relatively low long-term market correlation to the broader equity and bond markets. The Global Fund tends to favor investments in publicly traded ETFs and closed-end funds that tend to correlate to the performance of the broader equity and bond markets.

6.	Comment: Disclose each Fund’s former name in the Proxy Statement/Prospectus.

Response: The Registrant added each Fund’s former name to the President’s Letter and the Notice of Special Meeting to Shareholders.

7.	Comment: Confirm that the Fees and Expenses table represents the Funds current fees and expenses.

Response: The Registrant confirms that the Fees and Expenses table has been updated to include each Fund’s current fees and expenses.

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Ms..O’Neal

U.S. Securities and Exchange Commission

August 6, 2020

8.	Comment: Add share class adjustments to the Capitalization table.

Response: The Registrant has added the share class adjustments to the Capitalization table.

9.	Comment: Please add footnotes to the Pro-Forma Statement of Assets and Liabilities explaining the adjustments listed in the Statement.

Response: The Registrant has added footnotes to the Pro-Forma Statement of Assets and Liabilities explaining each of the adjustments in the Statement.

10.	Comment: Add to the Statement of Operations a statement showing the Pro-Forma Combined Statements of Operations for the twelve-month period ended September 30, 2019.

Response: The Registrant has added the Pro-Forma Combined Statements of Operations for the twelve-month period ended September 30, 2019.

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Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively

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